December 22, 2025

VIA EMAIL to FettigC@sec.gov
Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:    The Global X Funds (“Funds”) listed in the attached Appendix

Dear Ms. Fettig:
    On behalf of the Funds, this letter responds to comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on March 5, 2025. These comments relate to the Funds’ website disclosures, registration statement disclosures, financial statements, Form N-CEN filings, and Form N-CSR filings for the fiscal years ended on November 30, 2024. The Staff’s comments are summarized below, followed by the applicable Funds’ response to the comment.

1.Comment: Please express an ETF’s daily premium/discount as a percentage rather than a dollar figure consistent with ADI 2025-15.
Response: We have enhanced each Fund’s website landing page (“Website Enhancements”) to, among other things, include this information in each Fund’s Premium Discount Chart.
2.Comment: Please explain how the website link within each Fund’s tailored shareholder report complies with Form N-1A’s requirement to lead users to the relevant materials.
Response: The website link within each Fund’s tailored shareholder report is consistent with Form N-1A because it leads the user to “a central site with prominent links” to the relevant materials. See Form N-1A, Item 27A(a), Instruction 9; Form N-1A, Item 27A(b), Instruction 2. However, the Website Enhancements have further simplified the user experience by explicitly naming each document subject to the link on each Fund’s landing page (e.g., shareholder report).

3.Comment: Please explain how the Funds comply with Rule 30e-1(b)(2), which requires Funds to post complete portfolio holdings as of the close of a Fund’s most recent first and third fiscal quarters.

Response: Rule 30e-1(b)(2)(ii) states that “[t]he complete portfolio holdings required by this paragraph (b)(2)(ii) must be made publicly accessible, free of charge, at the website address specified at the beginning of the report to stockholders under paragraph (a) of this section, not later than 60 days after the close of the of the [sic] first and third fiscal quarters until 60 days after the end of the next first and third fiscal quarters of the company, respectively.” The Funds viewed the phrase “at the website address specified at the beginning of the report to stockholders under paragraph (a) of this section” as a condition precedent to any filing obligation under the rule. As a result, the Funds disclosed their portfolio holdings as of the first and third fiscal quarters on Form N-PORT filed with the SEC. They did not publish such holdings on their websites in 2024 because the sixty-day deadline imposed by Rule 30e-1(b)(2) occurred prior to each Fund’s fiscal year-end and the time at which shareholders received a tailored shareholder report containing “the website address specified at the beginning of the report to stockholders under paragraph (a) of this section.” However, now that shareholders have received a tailored shareholder report and website address, the Website Enhancements ensure that complete portfolio holdings are publicly accessible consistent with Rule 30e-1(b)(2).

4.Comment: Please explain how the Funds are posting proxy voting information consistent with Item 27A of Form N-1A.
Response: Proxy voting information can be accessed through a link located under the “Proxy Voting” heading in the “ETF Documents” section of each Fund’s website landing page consistent with Instruction 4 to Item 27A(i) of Form N-1A.

5.Comment: Please explain how the Funds are posting information contained in Items 7-11 of Form N-CSR consistent with Rule 30e-1(b)(2)(i).
Response: Each Fund’s website landing page contains a link to its annual and semi-annual financial statements, which include the information contemplated by Items 7-11 of Form N-CSR. The link to each Fund’s annual and semi-annual financial statements has an explanatory footnote that highlights that “[t]he financial statements include the Fund’s disclosures required by Items 7 through 11 of Form N-CSR, which includes the financial statements, financial highlights, and other important information when applicable.” Starting with the Semi-Annual Report for April 30, 2025, and going forward, the Table of Contents for each Fund’s annual and semi-annual financial statements posted on the website will identify the beginning page of the report where investors can find Items 7-11 of Form N-CSR.
6.Comment: The Global X 1-3 Month T-Bill ETF recently changed its index and didn’t include the disclosure contemplated by Form N-1A, Item 27A(d)(2), Instruction 8.
Response: The Global X 1-3 Month T-Bill ETF has provided investors with disclosure of the index change in its recently filed annual update, and will include similar disclosure in the next shareholder report transmitted to investors as required by the requirements of Instruction 8 to Item 27A(d)(2).
7.Comment: If the Global X Interest Rate Hedged ETF owns a swaption with an underlying swap, it should disclose the underlying terms of the swap in the Schedule of Investments pursuant to Rule 12-12 of Regulation S-X.
Response: The Fund will present the terms of the swap within its Schedule of Investments in future filings.
8.Comment: The Global X Thematic Growth ETF and Global X Alternative Income ETF should categorize the Schedule of Investments by related industry, country, or geographic region of each investment consistent with Rule 12-12 of Regulation S-X.

Response: The Funds have added additional categorizations in the April 30, 2025 and May 31, 2025 semi-annual filings.

9.Comment: Please explain why foreign taxes withheld are positive for some funds (e.g., Global X S&P 500 Quality Dividend ETF, Global X Adaptive U.S. Factor ETF, Global X Adaptive U.S. Risk Management ETF) in the Statement of Operations.
Response: The reason for the positive foreign taxes withheld relates to a timing of payment on amounts withheld on tax reclaims accrued in the prior fiscal year that paid in the current fiscal year. The positive amounts represent differences in amounts accrued vs. paid, taking into account FX fluctuations, and are immaterial to the Fund. Going forward, assuming these amounts are not material, the Fund will consider a reclass of any positive foreign tax withheld amounts into Dividend Income. Tax reclaims in excess of 5% of total income would be broken out as a separate line item on the Statement of Operations. For the fiscal year ended November 30, 2024, tax reclaims for the referenced funds were less than the 5% threshold.
10.Comment: Please update the caption in the Statement of Operations for all Funds with securities lending income in future filings to indicate that income is net of any rebates paid to borrowers. In addition, please disclose in the Notes to Financial Statements that securities lending income is net of any rebates paid to borrowers.
Response: The caption “Security Lending Income” in the Statement of Operations will be updated in future filings to “Security Lending Income, Net.” In addition, conforming disclosure noting that securities lending income is net of rebates will also be provided in the Notes to Financial Statement in future filings.

11.Comment: Why does Note 8 within the financial statements for the Global X Robotics & Artificial Intelligence ETF and Global X Cloud Computing ETF disclose a value of cash collateral received that is higher than that disclosed in the Schedule of Investments?
Response: The value of the cash collateral in the Notes to Financial Statements should match the Schedule of Investments and the Statement of Assets and Liabilities. The small discrepancy is immaterial to the Fund and we have enhanced the related processes to address the issue.

12.Comment: Why are the audit opinions within the 2023 Form N-CSRs dated more than 60 days after each Fund’s fiscal year end?
Response: The audit opinions for the 11/30 Funds were delayed due to the need to evaluate and resolve the material weakness related to the Global X Aging Population ETF, Global X Cannabis ETF (since liquidated) and Global X Genomics & Biotechnology ETF, which material weakness was disclosed in Item 11 to the 11/30 Funds’ Form N-CSR filed on February 8, 2024, and fully discussed with the Staff prior to the filing of that Form.  The shareholder reports for the 11/30 funds were mailed to shareholders promptly upon the release of the audit opinion, and the Form N-CSR for those funds was filed on a timely basis, such that no filing on Form NT-NCSR was required.

13.Comment: Please provide more specificity in future Form N-CSR filings concerning the factors the Funds’ board considered when approving the advisory contract?
Response: The Funds will do so in future filings.

14.Comment: The Global X Thematic Growth ETF and Robotics and Artificial Intelligence ETF didn’t disclose return of capital on Form N-CEN pursuant to Item B(23).
Response: Form N-CEN has been amended and refiled on Edgar.

15.Comment: The Funds’ Form N-CEN filing did not memorialize that these Funds were relying on Investment Company Act Rule 6c-11 (Item C.7.k).
Response: Form N-CEN has been amended and refiled on Edgar.

16.Comment: Please confirm the accuracy of Item B.10 on the Funds’ Form N-CEN filing.
Response: Form N-CEN has been amended and refiled on Edgar.

17.Comment: Should the Alternative Income ETF have stated in Form N-CEN that it was a Fund of Funds in Item C.3?

Response: Form N-CEN has been amended and refiled on Edgar.

18.Comment: Please evaluate whether certain funds (e.g., U.S. Infrastructure Development ETF, Autonomous & Electric Vehicles ETF, Artificial Intelligence and Tech ETF, Thematic Growth ETF, U.S. Preferred ETF, S&P 500 Quality Dividend ETF, Adaptive U.S. Factor ETF, and Variable Rate Preferred ETF) are diversified or non-diversified in light of certain statements within Form N-CEN and the Funds’ financial statements. In addition, please evaluate whether the MLP ETF’s Notes to Financial Statements (Note 1) identifies all Funds that have not elected non-diversified status (e.g., Short-Term Treasury Ladder ETF, Long-Term Treasury Ladder ETF).
Response: Due to clerical error, the Form N-CEN for each of the following funds incorrectly reflects a policy of non-diversification. An evaluation has confirmed each fund has included a policy of operating as a diversified fund in its registration statement as required by Section 8(b) of the 1940 Act. Form N-CEN has been amended and refiled on Edgar.

•Global X U.S. Infrastructure Development ETF
•Global X Autonomous & Electric Vehicles ETF
•Global X Artificial Intelligence & Technology ETF
•Global X Dorsey Wright Thematic ETF (formerly Global X Thematic Growth ETF)
•Global X S&P 500 Quality Dividend ETF
•Global X Adaptive U.S. Factor ETF
•Global X U.S. Preferred ETF
•Global X Variable Rate Preferred ETF

We have evaluated whether the MLP ETF’s Notes to Financial Statements (Note 1) identifies all Funds that have not elected non-diversified status. The following funds should have been included in the list of diversified funds, as each is operated as a diversified fund consistent with its statement of policy in its respective registration statement as required by Section 8(b) of the 1940 Act: Global X Adaptive U.S. Risk Management ETF, Global X Short-Term Treasury Ladder ETF, Global X Intermediate-Term Treasury Ladder ETF, and Global X Long-Term Treasury Ladder ETF. The footnote will be corrected in future filings. The Registrant believes this error is immaterial for purposes of financial statement reporting.

19.Comment: Confirm that the following Global X Funds are categorized as non-diversified and, if they became a diversified company for longer than three years, will receive shareholder approval before categorizing themselves as non-diversified: Cloud Computing ETF, Genomics & Biotechnology ETF, Telemedicine & Digital Health ETF, and Adaptive U.S. Risk Management ETF.

Response: We have confirmed that the following funds are categorized as non-diversified: Global X Cloud Computing ETF; Global X Genomics & Biotechnology ETF; and Global X HealthTech ETF (f/k/a Global X Telemedicine & Digital Health ETF). To the extent that a Fund relies on Rule 13a-1 in the future and can no longer do so, that Fund will seek shareholder approval prior to changing its subclassification from that of a diversified company to that of a non-diversified company.

The Global X Adaptive U.S. Risk Management ETF is operated as a diversified fund consistent with its statement of policy in its registration statement as required by Section 8(b) of the 1940 Act. The Registrant will ensure that any inconsistent statements in other documents will be corrected going forward.

20.Comment: Please confirm that the AgTech and Food Innovation ETF is in compliance with tax diversification limits.
Response: This Fund is in compliance with the tax diversification limits, which are measured at quarter-end, subject to any correction period permitted under Sub-Chapter M of the Internal Revenue Code.

21.Comment: Please explain how the U.S. Preferred ETF and Variable Rate Preferred ETF meet the definition of diversified under the Investment Company Act of 1940 and Internal Revenue Code as the aggregate of issuers in excess of 5% of total assets appears greater than 25% of total assets and confirm that each Fund is aggregating issuers for purposes of these definitions.
Response: We have reviewed each Fund’s holdings and confirm that each Fund currently meets the definition of “diversified company” under Section 5(b)(1) of the Investment Company Act of 1940 and the requirements contained within Section 851(b)(3)(A)&(B) of the Internal Revenue Code. We confirm that each Fund is aggregating issuers for purposes of these definitions.

22.Comment: Please explain whether the Global X MLP ETF is reflecting tax expenses in its fee table consistent with Form N-1A.

Response: Instruction 3(c)(i) to Item 3 of Form N-1A requires a registrant to show “other expenses” in its fee table based on the expenses of the Fund’s statement of operations. Instruction 3(d)(ii) requires a registrant to restate expense information if there have been any changes in annual fund operating expenses using current fees as if they had been in effect during the prior year, and noting in a footnote to the table that fees have been adjusted. Although the tax expenses disclosed in the Fund’s statement of operations properly reflect the tax expenses accrued during the last fiscal year, it does not reflect the tax benefits or expenses that the Fund will realize during the current fiscal year, as those are inherently unknowable, and are reflected as zero. Consistent with Instruction 3(d)(ii) the Fund includes a $0.00 fee as an estimate of current tax expense, and then provides an explanatory footnote indicating that “any estimate of deferred income tax expense/(benefit) cannot be reliably predicted from year to year.”  Although the Fund believes that this presentation is consistent with the intent of the instructions to Item 3, the Fund nonetheless intends to revise its prospectus fee table during its next annual update to its registration statement to include the tax expenses identified in the Fund’s statement of operations within the prospectus fee table’s “other expenses” and disclose in a footnote that, among other things, these expenses may not reflect the tax benefits or expenses that the Fund will realize during the current fiscal year. The Fund also intends to update the ratios in the financial highlights and the hypothetical expense table in the next annual report to include the impact of current and deferred taxes for all components of the Statement of Operations, including prior periods. While the current disclosure is in line with U.S. GAAP interpretation, the Fund will make the suggested updates. The Fund is making these changes in response to what it understands to be a comment provided by the SEC staff to all similarly situated ETF registrants which is being uniformly implemented. To the extent that understanding proves incorrect, the Fund reserves the right to further amend its disclosure in the future.

23.Comment: Please disclose within the MLP & Energy Infrastructure ETF’s registration statement that investments in MLPs are limited to 25% of total assets in order to comply with Subchapter M.

Response: The Fund has not historically included this type of disclosure in light of the line-item requirements of Item 7 and Item 24 of Form N-1A, and general instruction C.1(c) to Form N-1A. Nonetheless, the Fund’s registration statement will be updated to include such disclosure during its next annual update.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,
/s/ Jasmin M. Ali
Jasmin M. Ali
General Counsel

Cc:    Eric S. Purple
    Brian P. Murphy
    Margaret Mo

Appendix Funds	Fiscal Year End
Global X MLP ETF (MLPA)	11/30/2024
Global X MLP & Energy Infrastructure ETF (MLPX)	11/30/2024
Global X Alternative Income ETF (ALTY)	11/30/2024
Global X Conscious Companies ETF (KRMA)	11/30/2024
Global X U.S. Preferred ETF (PFFD)	11/30/2024
Global X S&P 500® Quality Dividend ETF (QDIV)	11/30/2024
Global X Adaptive U.S. Factor ETF (AUSF)	11/30/2024
Global X Variable Rate Preferred ETF (PFFV)	11/30/2024
Global X Adaptive U.S. Risk Management ETF (ONOF)	11/30/2024
Global X 1-3 Month T-Bill ETF (CLIP)	11/30/2024
Global X U.S. Cash Flow Kings 100 ETF (FLOW)	11/30/2024
Global X Short-Term Treasury Ladder ETF (SLDR)	11/30/2024
Global X Intermediate-Term Treasury Ladder ETF (MLDR)	11/30/2024
Global X Long-Term Treasury Ladder ETF (LLDR)	11/30/2024
Global X Millennial Consumer ETF (MILN)	11/30/2024
Global X Aging Population ETF (AGNG)	11/30/2024
Global X Robotics & Artificial Intelligence ETF (BOTZ)	11/30/2024
Global X FinTech ETF (FINX)	11/30/2024
Global X Internet of Things ETF (SNSR)	11/30/2024
Global X U.S. Infrastructure Development ETF (PAVE)	11/30/2024

Global X Autonomous & Electric Vehicles ETF (DRIV)	11/30/2024
Global X Artificial Intelligence & Technology ETF (AIQ)	11/30/2024
Global X Genomics & Biotechnology ETF (GNOM)	11/30/2024
Global X Cloud Computing ETF (CLOU)	11/30/2024
Global X Dorsey Wright Thematic ETF (GXDW) (formerly known as Global X Thematic Growth ETF (GXTG))	11/30/2024
Global X Video Games & Esports ETF (HERO)	11/30/2024
Global X Cybersecurity ETF (BUG)	11/30/2024
Global X HealthTech ETF (HEAL) (formerly known as Global X Telemedicine & Digital Health ETF (EDOC))	11/30/2024
Global X CleanTech ETF (CTEC)	11/30/2024
Global X Data Center & Digital Infrastructure ETF (DTCR)	11/30/2024
Global X Clean Water ETF (AQWA)	11/30/2024
Global X AgTech & Food Innovation ETF (KROP)	11/30/2024
Global X Blockchain ETF (BKCH)	11/30/2024
Global X Hydrogen ETF (HYDR)	11/30/2024
Global X Solar ETF (RAYS)	11/30/2024
Global X Wind Energy ETF (WNDY)	11/30/2024
Global X PropTech ETF (PTEC)	11/30/2024
Global X Defense Tech ETF (SHLD)	11/30/2024
Global X Infrastructure Development ex-U.S. ETF (IPAV)	11/30/2024
Global X Interest Rate Hedge ETF (RATE)	11/30/2024
Global X Interest Rate Volatility & Inflation Hedge ETF (IRVH)	11/30/2024